SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Desktop Metal, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25058X105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 11

CUSIP #25058X105	Page 2 of 12

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers XVI, LLC (“KPCB XVI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,909,580 shares, except that KPCB XVI Associates, LLC (“KPCB XVI Associates”), the managing member of KPCB XVI, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 16,909,580 shares, except that KPCB XVI Associates, the managing member of KPCB XVI, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	16,909,580
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.4%
12	TYPE OF REPORTING PERSON	OO

CUSIP #25058X105	Page 3 of 12

1	NAME OF REPORTING PERSONS KPCB XVI Founders Fund, LLC (“KPCB XVI Founders”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 586,570 shares, except that KPCB XVI Associates, the managing member of KPCB XVI Founders, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 586,570 shares, except that KPCB XVI Associates, the managing member of KPCB XVI Founders, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	586,570
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%
12	TYPE OF REPORTING PERSON	OO

CUSIP #25058X105	Page 4 of 12

1	NAME OF REPORTING PERSONS KPCB XVI Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
17,496,150 shares, of which 16,909,580 are directly owned by KPCB XVI and 586,570 are directly owned by KPCB XVI Founders.  KPCB XVI Associates, the managing member of KPCB XVI and KPCB XVI Founders, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		17,496,150 shares, of which 16,909,580 are directly owned by KPCB XVI and 586,570 are directly owned by KPCB XVI Founders. KPCB XVI Associates, the managing member of KPCB XVI and KPCB XVI Founders, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	17,496,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.6%
12	TYPE OF REPORTING PERSON	OO

CUSIP #25058X105	Page 5 of 12

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers XVII, LLC (“KPCB XVII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 131,219 shares, except that KPCB XVII Associates, LLC (“KPCB XVII Associates”), the managing member of KPCB XVII, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 131,219 shares, except that KPCB XVII Associates, the managing member of KPCB XVII, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	131,219
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	OO

CUSIP #25058X105	Page 6 of 12

1	NAME OF REPORTING PERSONS KPCB XVII Founders Fund, LLC (“KPCB XVII Founders”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,296 shares, except that KPCB XVII Associates, the managing member of KPCB XVII Founders, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 4,296 shares, except that KPCB XVII Associates, the managing member of KPCB XVII Founders, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,296
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	OO

CUSIP #25058X105	Page 7 of 12

1	NAME OF REPORTING PERSONS KPCB XVII Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
135,515 shares, of which 131,219 are directly owned by KPCB XVII and 4,296 are directly owned by KPCB XVII Founders.  KPCB XVII Associates, the managing member of KPCB XVII and KPCB XVII Founders, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		135,515 shares, of which 131,219 are directly owned by KPCB XVII and 4,296 are directly owned by KPCB XVII Founders. KPCB XVII Associates, the managing member of KPCB XVII and KPCB XVII Founders, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	135,515
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	OO

CUSIP #25058X105	Page 8 of 12

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Kleiner Perkins Caufield & Byers XVI, LLC, a Delaware limited liability company, KPCB XVI Founders Fund, LLC, a Delaware limited liability company, KPCB XVI Associates, LLC, a Delaware limited liability company, Kleiner Perkins Caufield & Byers XVII, LLC, a Delaware limited liability company, KPCB XVII Founders Fund, LLC, a Delaware limited liability company, and KPCB XVII Associates, LLC, a Delaware limited liability company. The foregoing entities are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 Par Value per Share

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2021:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP #25058X105	Page 9 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2022

KLEINER PERKINS CAUFIELD & BYERS XVI, LLC, a Delaware limited liability company

By: KPCB XVI ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XVI FOUNDERS FUND, LLC, a Delaware limited liability company

By: KPCB XVI ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XVI ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

CUSIP #25058X105	Page 10 of 12

KLEINER PERKINS CAUFIELD & BYERS XVII, LLC, a Delaware limited liability company

By: KPCB XVII ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XVII FOUNDERS FUND, LLC, a Delaware limited liability company

By: KPCB XVII ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XVII ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

CUSIP #25058X105	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

CUSIP #25058X105	Page 12 of 12

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.